April 29, 2008

SENT VIA EDGAR

H. Christopher Owings, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:          RC2 Corporation Form 10-K for the year ended December 31, 2007
Filed February 29, 2008
DEF 14A filed on April 2, 2008
File No. 0-22635

Dear Mr. Owings:

The following are the responses of RC2 Corporation (the "Company") to the comments in the letter of the staff of the Securities and Exchange Commission (the "Commission") dated April 15, 2008 relating to the Company's Form 10-K for the year ended December 31, 2007 and the Company's definitive proxy statement on Schedule 14A filed on April 2, 2008.  For reference purposes, the text of the staff's comment letter has been reproduced below with responses below for each numbered paragraph.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Comment No. 1

Please identify and discuss any known trends that are affecting or are reasonably likely to occur and affect your results of operations.  For example, the technology and video game industry is growing while the toy industry shows signs of declining.  Some industry analysis suggest video games have allowed children to outgrow their interest in toys at earlier ages thus shortening their interest in traditional toys.  Reference is made to Regulation S-K Item 303 and the Commission's 2003 interpretative release on MD&A disclosure, Release No. 33-8350.

Response to Comment No. 1

In accordance with Item 303 of Regulation S-K and the Commission's 2003 interpretive release on MD&A, the disclosure in the MD&A section of the Company's Form 10-K for the year ended December 31, 2007 included all trends and uncertainties known to the Company that it believes are reasonably likely to have a material effect on the Company's liquidity, capital resources or results of operations.  Such disclosure included, for example, discussion of the effect of currency fluctuations and raw material and labor costs.  With respect to the staff's example of the "getting older younger" trend, the Company has not identified that trend as having a material effect on the Company's business or found any basis to believe that it is reasonably likely to have a material effect on the Company's liquidity, capital resources or results of operations.  The Company will expand its risk factors disclosure in Item 1A of its next Form 10-K filing to include disclosure of potential risks to the Company from the "getting older younger" trend.

Net Sales, page 25

Comment No. 2

We note your presentation of non-GAAP financial measures here and on page 27.  Tell us what consideration you gave to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and to including the following disclosures:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
•	the economic substance behind management's decision to use such a measure;
•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K to demonstrate the usefulness of your non-GAAP financial measures.  Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad.  Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and or related to trends that currently exist for the toy industry as a while.  Please remove or articulate how such charges will not continue.  Please show us how your disclosures will be revised.

Response to Comment No. 2

In the Company's Form 10-K for the year ended December 31, 2007, the Company disclosed non-GAAP financial measures only in MD&A where the Company believed it would be useful to investors in making period-to-period comparisons and understanding changes in the Company's business.  The recall-related returns and allowances relate to discrete events in 2007 which are not expected to recur, particularly given that the Company did not previously have a history of significant recalls.  Net sales relating to sold and discontinued product lines involve the sell off of products which have been discontinued and, therefore, do not relate to the Company's core continuing product lines.  The Company believes that the non-GAAP financial measures assist readers in understanding the reasons for changes in the Company's net sales between periods.  In each case, the GAAP financial measure is presented first, followed by the non-GAAP financial measure and then an explanation of the use of the non-GAAP financial measure and a table reconciling the non-GAAP financial measure to the most directly comparable GAAP financial measure.  In future filings in which the Company uses non-GAAP financial measures, the Company will expand the disclosure regarding Item 10(e)(1)(i)(C) and (D) of Regulation S-K to demonstrate the usefulness of the non-GAAP financial measures.  The disclosures would read substantially as follows:

Information in this paragraph regarding net sales in our infant and toddler products category excluding recall-related returns and allowances and excluding net sales related to discontinued product lines, in our preschool products category excluding recall-related returns and allowances and in our youth and adult products category excluding net sales related to discontinued product lines constitute non-GAAP financial information.  Internally, we use this non-GAAP financial information for the following purposes:  financial and operational decision-making, evaluating period-to-period results and making comparisons of our results with those of our competitors.  Management believes that the presentation of these non-GAAP financial measures provides useful information to investors because this information may allow investors to better evaluate ongoing business performance and certain components of the Company’s results.  Because the recall-related returns and allowances were incurred in 2007 but not in 2006 or 2005 and the sales related to discontinued product lines have decreased significantly as the Company sells off the remaining inventory, the Company believes that the presentation of these non-GAAP financial measures enhances an investor's ability to make period-to-period comparisons of the Company's operating results.  This information should be considered in addition to the results presented in accordance with GAAP, and should not be considered a substitute for the GAAP results.  A reconciliation to the nearest GAAP financial measure follows.

Liquidity and Capital Resources, page 28

Comment No. 3

Please revise future filings to analyze the underlying reasons for changes in your operating activities and to better explain the variability, rather than merely reciting the information seen on the face of your cash flow statement.  Refer to Section IV of our Release No. 33-8360.

Response to Comment No. 3

In future filings, the Company will expand the discussion of the changes in its cash flows from operations in MD&A to explain the underlying reasons for such changes and their variability.

Item 9A.  Controls and Procedures, page 35

Comment No. 4

You state that your officers concluded that your disclosure controls and procedures were effective "in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in reports that the Company files with or submits to the Commission."  In future filings, please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now.  In this regard, please revise to state, if true, whether the same officers concluded the controls and procedures were also effective to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure."  Additionally, please confirm to us that your conclusions regarding effectiveness would not change had these statements been included in this filing.

Response to Comment No. 4

In future filings, the Company will revise the statements regarding the effectiveness of its disclosure controls and procedures to state that (1) the Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, (2) the Company carried out an evaluation as of the end of the last fiscal quarter, under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures, and (3) based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the end of the last fiscal quarter.  The Company confirms that its conclusions as of December 31, 2007 regarding effectiveness of the Company's disclosure controls and procedures would not have changed had the foregoing disclosure been in Item 9A of the Company's Form 10-K for the year ended December 31, 2007.

Consolidated Statements of Cash Flows, page F-7

Comment No. 5

We note you had labeled cash flows related to your restructuring activities as "discontinued."  Specifically the line-items for the write-off of tooling related to discontinued automotive collectibles and the proceeds from the sale of discontinued operations line items.  We believe your intent was not to label or account for these activities as discontinued operations, but rather for them to be considered as restructuring activities in accordance with SFAS 146 based on your disclosure on page 24.  If our understanding is correct and the activities are restructuring activities, please advise and revise in future filings to clearly describe and distinguish activities as restructuring or discontinued operations as appropriate.

Response to Comment No. 5

There are two separate line items on our consolidated statement of cash flows that this comment addresses:

“Write-off of tooling related to discontinued automotive collectibles”  - This is an add back to net income for the non-cash restructuring charge related to the write-off of tooling in conjunction with the Company’s decision to discontinue the related product lines, as disclosed in footnote 17.  In future filings, the Company will revise this line item to more clearly describe this as a restructuring charge.  The Company’s new description will be as follows:  “Restructuring charge for write-off of tooling related to discontinuance of certain product lines”.

“Proceeds from sale of discontinued operations” - This represents the closing consideration from the Company’s sale of RC2 South, Inc. as disclosed in footnote 16 and has been separately recorded as an investing activity.  These are not cash flows associated with our restructuring activities, nor are they cash flows generated from the RC2 South, Inc. operations, which have been separately recorded as cash provided by/ (used in) discontinued operations in the applicable sections of the statement of cash flows.  Therefore, no changes are necessary to this description.

Note 2.  Significant Accounting Policies

Revenue Recognition, page F-12

Comment No. 6

We note from your disclosure on page 21 that 15.6% of your net sales in 2007 were direct sales to customers from China.  Please explain whether you take ownership of such inventory and whether you experience general inventory risk associated with these products.  Explain whether you recognize revenue related to these products gross versus net.  Reference is made EITF 99-19.

Response to Comment No. 6

The Company provides certain customers the option to take delivery of our products directly in China.  In accordance with EITF 99-19, the Company records these sales on the gross amount billed to the customer, based upon the following indicators:

•	The Company is the party responsible for providing the product which the customer has ordered.
•	The Company is involved in the determination of the product specifications, in that it controls the research and design process for its products.
•	The Company has discretion to select the supplier providing the products and bears responsibility for compliance with applicable safety standards.
•	The Company is responsible for the acceptability of the products and will select its suppliers based upon their performance to meet those product specifications.
•	The Company is responsible for determining the sales price to our customers and as a result its profits will vary accordingly.
•
The Company assumes the credit risk for the amount billed to the customer, as it is responsible for collecting the amounts billed, but must pay the supplier regardless of whether the payment is collected from the customer.

•	The Company does not have a right of return with its suppliers. As a result, the Company bears the inventory risk for returns from its customers.
•	The Company also has physical loss inventory risk, as it takes title to the finished goods received from the supplier until transferred to a carrier for shipment to the customer.

In summary, the Company acts as the principal in the sales transaction, takes title to the products and has the risks and rewards of ownership.  Therefore, the Company earns revenue from the sale of the goods and accordingly reports revenue on a gross basis.

Advertising, page F-12

Comment No. 7

Please clarify why you have only expensed a portion of your advertising cost.  In your response include the period in which you intend to amortize the deferred portion.

Response to Comment No. 7

Consistent with the discussion in Note 2 to the Company's consolidated financial statements under the heading "Advertising" and generally accepted accounting principles, the Company expenses advertising costs the first time the advertising takes place.  As a result, where the Company is required to prepay for advertising before the first time the advertising takes place, the expense is deferred until the advertising takes place.  The period of time in which advertising expenses are deferred is generally for a short-period of time (typically 90 days or less) and has resulted in an immaterial amount of prepaid advertising expenses (e.g., approximately $200,000 as of December 31, 2007).

Schedule 14A

Item 11.  Executive Compensation, page 13

Components of Executive Compensation, page 16

Comment No. 8

We note that Ms. Taylor, Ms. Lo and Mr. Kilrea received a 30-37% raise in their base salaries in 2008 but the other named executive officers received a 5.9% raise.  Please expand your disclosure to explain the reasons for the differences in the increase in base salary for your executive officers.

Response to Comment No. 8

The Company disclosed on pages 15 and 16 of its definitive proxy statement that the new base salaries of its named executive officers were based on benchmarking to a peer group of 27 companies identified on page 15 of the proxy statement.  The second paragraph preceding the table on page 16 disclosed how the new base salaries were set based on the median base salaries in the peer group.  The disclosure will be expanded in future filings to state that the increases in the base salaries for Ms. Taylor, Ms. Lo and Mr. Kilrea were significantly greater than those for Mr. Stoelting and Mr. Henseler because the previous base salaries of Ms. Taylor, Ms. Lo and Mr. Kilrea were farther below the applicable median base salaries in the peer group for those three named executive officers than was the case for Mr. Stoelting or Mr. Henseler.

Comment No. 9

Please revise your disclosure to tell us how you arrived at a bonus pool in the amount of 15.6% of the final Capital Adjusted EBITDA.  Also, explain whether you adjust this amount annually and how you go about doing so.

Response to Comment No. 9

The bonus pool under the Company's 2005 Incentive Bonus Plan was set at 15.6% of final Capital Adjusted EBITDA and was not adjusted annually.  That same calculation for determining the amount of the available bonus pool was in effect under the 2005 Incentive Bonus Plan for 2005, 2006 and 2007.  That percentage was selected by the Compensation Committee to create a bonus pool for all eligible participating employees that would vary in size based on overall Company performance with respect to Capital Adjusted EBITDA.  The size of the bonus pool was set at an amount the Compensation Committee believed would be large enough to provide target bonus amounts for executive officers at competitive levels based on the peer group compensation surveys prepared by the compensation consultant in 2004 and also provide a sufficient pool available for allocation to other employees for performance, while also being at a reasonable cost to the Company.  To the extent that the bonus pool under the Company's 2005 Incentive Bonus Plan is still applicable, the Company will expand the disclosure in the Compensation Discussion & Analysis to cover these points in future filings.  As described in the Company's definitive proxy statement for 2008, the Company has proposed for stockholder approval at the 2008 annual meeting a new bonus plan that will provide the Compensation Committee with the authority to adjust performance goals on an annual basis.  The performance goals for 2008 are described on page 18 of the Company's definitive proxy statement for 2008.  Future filings will explain how the Compensation Committee goes about adjusting performance goals.

Potential Payments Upon Termination or Change of Control, page 29

Comment No. 10

Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control.  See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.  Please discuss why you have chosen to pay certain multiples of the components of compensation under these arrangements and how potential payments and benefits under these arrangements may have influenced the compensation committee's decision regarding other compensation elements.

Response to Comment No. 10

Although the Company did not review severance data in the compensation surveys used to benchmark other components of executive compensation, the severance benefits of the Company's named executive officers were set at a level that the members of the Compensation Committee believed, based on their experience and industry knowledge, is competitive to support the Company's objective of retention.  In addition, the provision of ordinary severance equal to two years of continued base salary relates to the two year non-competition period in the employment agreements with the named executive officers.  The Compensation Committee also believes that enhanced severance benefits are needed in connection with a change of control to provide a competitive level of compensation and to address the greater level of uncertainty to the named executive officers in connection with a potential change of control.  The severance benefits did not influence the Compensation Committee's decision regarding other compensation elements, which were set based on the compensation surveys as described in the Company's definitive proxy statement.  In future filings, the Company will expand the discussion of the severance arrangements of the named executive officers in the CD&A section to address these points.

Transactions with Related Persons, page 35

Comment No. 11

Please file the agreements that you describe in this section as exhibits or tell us why you do not believe this is necessary.

Response to Comment No. 11

The Company has not filed any of the agreements described under "Transactions with Related Persons" as exhibits to the Company's periodic reports because none of these agreements are material contracts which are required to be filed under Item 601(b)(10) of Regulation S-K.

The Company entered into its agreements with the suppliers in which James Chung has an ownership interest in the ordinary course of the Company's business, and the Company is not substantially dependent on either of these supply agreements within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K.  Purchases from one of these suppliers were $11 million in 2007, which were approximately 5% of the Company's product purchases from China in 2007.  Purchases from the other supplier were $4.4 million in 2007, which were approximately 2% of the Company's product purchases from China in 2007.  Each of these agreements contain only the Company's standard terms for purchases from product suppliers and can be terminated by either party after a short notice period.  The Company has a number of potential alternative suppliers for these products, and so is not dependent on either of these individual suppliers.  In fact, in 2007, one of these suppliers was replaced by the Company.  In addition, no director or other person covered in Item 601(b)(10)(ii)(A) of Regulation S-K is a party to either agreement.

The Company has entered into employment agreements with each of Patrick A. Meyer and Eric L. Meyer.  These agreements are not material to the Company in amount or significance.  In addition, no director or executive officer of the Company is party to either of these agreements for purposes of Item 601(b)(10)(iii)(A) of Regulation S-K.

*     *     *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (630) 573-7328 if you have any questions on any of the responses to your comments.

Best regards,
RC2 Corporation

/s/ Jody L. Taylor

Jody L. Taylor
Chief Financial Officer